MEMORANDUM
May 24, 2006
     This Memorandum, together with Amendment No. 1 to the Form S-1 (Commission File No. 333-133423) (the “Form S-1”) filed by WESCO International, Inc. (“WESCO International”) and WESCO Distribution, Inc. (“WESCO Distribution”), sets forth the responses of WESCO International and WESCO Distribution to the comment of the Staff of the Securities and Exchange Commission communicated by letter dated May 5, 2006 with respect to the Form S-1.
Certain U.S. Federal Income and Estate Tax Considerations
COMMENT NO. 1:
     We note your statements on the cover page and in the risk factors on page 10 that the Debentures are subject to special U.S. federal income tax rules. Please provide a discussion of the material tax effects, as it does not appear to have been included in the prospectus. In addition, please provide an opinion regarding such tax matters as required by Regulation S-K Item 601(b)(8).
RESPONSE:
     In accordance with the Staff’s comment, we have provided a discussion of the material tax effects beginning on page 46 of the prospectus contained in Amendment No. 1 to the Form S-1. In lieu of filing the otherwise required exhibit, our counsel has set forth a tax opinion in full in that discussion of the material tax effects, as permitted by Regulation S-K Item 601(b)(8).